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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 6)

Under the Securities Exchange Act of 1934

Infinity Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45665G 30 3

(CUSIP Number)

Anthony M. Roncalli

Chadbourne & Parke LLP

30 Rockefeller Plaza

New York, NY 10112

(212) 408-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act.

CUSIP NO. 45665G 30 3	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Beacon Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 45665G 30 3	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Rosebay Medical Company L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 45665G 30 3	SCHEDULE 13D	Page 4 of 7 Pages

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) is being filed by Beacon Company, a Delaware general partnership (“Beacon”), and Rosebay Medical Company L.P., a Delaware limited partnership (“Rosebay”, and together with Beacon, the “Reporting Persons”), to amend the Schedule 13D originally filed by the Reporting Persons on December 1, 2008, as amended by Amendment No. 1 to the Schedule 13D filed on January 16, 2009, as amended by Amendment No. 2 to the Schedule 13D filed on July 2, 2012, as amended by Amendment No. 3 to the Schedule 13D filed on July 19, 2012, as amended by Amendment No. 4 to the Schedule 13D filed on September 17, 2012, and as further amended by Amendment No. 5 to Schedule 13D filed on April 12, 2013 (collectively, the “Schedule 13D”), with respect to beneficial ownership of common stock, $0.001 par value per share (the “Common Stock”), of Infinity Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 780 Memorial Drive, Cambridge, MA 02139. This Amendment No. 6 constitutes an “exit” filing with respect to the Reporting Persons.

In accordance with Exchange Act Rule 13d-2, this Amendment No. 6 amends and supplements only information that has materially changed since the April 12, 2013 filing of Amendment No. 5 to the Schedule 13D.

Item 4.	Purpose of Transaction.

(a) On April 16, 2013, pursuant to that certain Underwriting Agreement (“Underwriting Agreement”) by and among Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC (together, the “Underwriters”), the Issuer, the Reporting Persons, as selling shareholders, and Purdue Pharma L.P., an Associated Company (as defined in the Purchase Agreement (as defined below)) of the Reporting Persons (“PPLP”), the Reporting Persons sold to the Underwriters an aggregate of 11,416,565 (inclusive of the 1,416,565 over-allotment) shares of Common Stock of the Company (representing all of the Common Stock held by the Reporting Persons) at a price of $38.40 per share (after deducting the underwriting discount), in an underwritten public offering pursuant to the Issuer’s Registration Statement No. 333-184184 on Form S-3 filed on September 28, 2012, which was declared effective by the Securities and Exchange Commission on October 19, 2012, and the prospectus supplement and the related prospectus that was filed with the Securities and Exchange Commission prior to the closing of the offering (the “Offering”).

As previously disclosed in the Schedule 13D, on April 11, 2013, the Issuer, the Reporting Persons and PPLP entered into a side letter agreement to terminate the Securities Purchase Agreement dated as of July 17, 2012, as amended by that certain letter agreement dated as of April 9, 2013 (together, the “Purchase Agreement”), in the event all of the Common Stock held by the Reporting Persons are sold in the Offering (“Termination Agreement”). Accordingly, effective upon the closing of the Offering on April 16, 2013, the Purchase Agreement is terminated pursuant to the terms of the Termination Agreement.

The above transactions are described further in the Issuer’s Current Report on Form 8-K filed on April 12, 2013. The Underwriting Agreement and the Termination Agreement are filed as exhibits to the Issuer’s Form 8-K filed on April 12, 2013 in their entirety, which are incorporated into this Item 4 by reference. The information set forth in this Item 4 is qualified in its entirety by reference to the Underwriting Agreement and Termination Agreement filed as exhibits to such Form 8-K.

CUSIP NO. 45665G 30 3	SCHEDULE 13D	Page 5 of 7 Pages

Except as provided above and in the Schedule 13D, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets or any change in the Issuer’s Board of Directors, management, capitalization, dividend policy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities, including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Beacon		Percent of a Class
(a) Amount beneficially owned:	0	0%

(b) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote:	0	0%
(ii) Shared power to vote or direct the vote:	0	0%
(iii) Sole power to dispose or direct the disposition:	0	0%
(iv) Shared power to dispose or direct the disposition:	0	0%

Rosebay
(a) Amount beneficially owned:	0	0%

(b) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote:	0	0%
(ii) Shared power to vote or direct the vote:	0	0%
(iii) Sole power to dispose or direct the disposition:	0	0%
(iv) Shared power to dispose or direct the disposition:	0	0%

(c) Since the filing of Amendment No. 5 to Schedule 13D on April 12, 2013 the following events occurred:

See Item 4 above.

(d) Not applicable

(e) April 16, 2013 (See Item 4 above).

CUSIP NO. 45665G 30 3	SCHEDULE 13D	Page 6 of 7 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 above.

Item 7.	Material to be Filed as Exhibits.

The Reporting Persons have entered into a Joint Filing Agreement attached as Exhibit 1 hereto, as required by Rule 13d-1(k) under the Exchange Act.

Exhibit 1.	Joint Filing Agreement Pursuant to Rule 13d-1(k).

CUSIP NO. 45665G 30 3	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2013	BEACON COMPANY

	By:	/s/ Anthony M. Roncalli
Anthony M. Roncalli Assistant Secretary

ROSEBAY MEDICAL COMPANY L.P.

	By:	Rosebay Medical Company, Inc., its general partner

	By:	/s/ Anthony M. Roncalli
Anthony M. Roncalli Vice President